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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2007

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]   Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K is hereby filed and incorporated by reference in Futuremedia PLC's Registration Statements on Form F-3 (File No. 333-131314), Form F-3 (File No. 333-128173), Form S-8 (333-128875), Form S-8 (333-128873) and Form S-8
(33-11828).

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             FUTUREMEDIA TO DIVEST SWEDISH SUBSIDIARY OPEN TRAINING

          ENTERS LETTER OF INTENT WITH SCANDINAVIAN E-LEARNING COMPANY

    BRIGHTON, England, March 9 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq: FMDA), a leading learning and brand communications provider, today announced that it had reached an agreement regarding the sale of its Swedish subsidiary Open Training, to the Edvantage Group AS, subject to a customary due diligence review and the signing of a Definitive Agreement.

    The sale price of SEK 7.2 million (GBP 526,000) ($1.0 million) comprises an initial payment of SEK 1.5 million (GBP 109,000) ($211,000) and a loan note under which the Buyer will agree to pay equivalent to SEK 1.5 million (GBP 109,000) ($211,000) on the first anniversary of Completion and SEK 1.4 million (GBP 102,000) ($197,000) on each anniversary thereafter, for a period of four years.

    In addition, Futuremedia will retain the full rights of ownership and all intellectual property rights for Learngate(TM) the Learning Management System developed by Open Training on behalf of Futuremedia group of companies. Edvantage Group AB will have a perpetual license to use this technology without limitation.

    Chief Executive Officer of Futuremedia, Leonard M. Fertig, said, "The sale of Open Training is in line with our strategic plan, as we focus on our markets with the strongest growth opportunities and where we can effectively leverage our expertise and resources. "

    The sale is expected to be completed in April.

    About Futuremedia
    Futuremedia plc is a global media company providing online education, e-marketing and brand communications services to public and private sector organizations. Established in 1982 and listed on the Nasdaq in 1993, we help our clients to communicate their values, product and brand information to employees, customers and industry, and we believe that education, or learning, is a key component in the communication mix. Futuremedia divisions include Futuremedia Learning, Open Training and Button Communications. For more information, visit http://www.futuremedia.co.uk

    About Edvantage Group
    Edvantage group, with offices in Oslo, Copenhagen, London, Amsterdam and Stockholm is a solution partner for large organisations, supporting them with a broad set of services to help e-learning become a success within their organisation. Edvantage group, a one-stop shop for e-learning content, delivers a guaranteed service level through their patented Learning Gateway. The group also helps customers set up virtual communities related to existing development programs, changing executive development from event-based training to a richer form of continuous development.

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    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the expected benefits from new sales, contracts or products; the expected benefits and success of operations in new markets; the expected benefits of expanding the sales operations of group companies into new geographical markets; the expected benefits of acquisitions; the expected benefits of financing arrangements; and the Company's future financial condition and performance. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks associated with the Company's ability to develop and successfully market new services and products (including the risk that such products may not be accepted in the market), risks relating to operations in new markets (including the risk that such operations may not deliver anticipated revenue or profits); risks associated with acquisitions (including the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally); risks that financing arrangements could result in substantial dilution to shareholders because of subscription prices below the current market value of the Company's ADSs or other factors; risks relating to the Company's ability to operate profitably in the future; risks associated with rapid growth; the Company's ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc

    -0-                             03/09/2007
    /CONTACT: US: Mike Smargiassi or Corey Kinger, both of Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk; or UK: Gerry Buckland, +44-7919-564126, info_db@mac.com, all for Futuremedia plc/
    /Web site:  http://www.futuremedia.co.uk /

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               FUTUREMEDIA PLC,
                                               an English public limited company


                                               By: /s/ Leonard Fertig
                                                   -----------------------------
                                                   Leonard Fertig
                                                   Chief Executive Officer

Date:  March 9, 2007

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